U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check this box if no longer subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.

See Instruction 1(b).

Form 3 Holdings Reported

Form 4 Transactions Reported

1. Name and Address of Reporting Person John Fry, Jr.	2. Issuer Name and Ticker or Trading Symbol Golden Opportunity Development Corporation OTC-Bulletin Board Symbol = None		6. Relationship of Reporting Person to Issuer (Check all applicable) X Director 10% Owner x Officer (give Other (specify title below) below) .
(Last) (First) (Middle) 3619 Lakeview Road	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year March 2001
(Street) Carson City Nevada 89703		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	Amount	(A) or (D)	Price
Common Stock	March 15, 2000	P	10,000	A	$0.001	10,000	D

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

** Intention misstatements or omission of facts constitute Federal Criminal Violations        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space  provided is insufficient, See Instruction 6 for procedure.

  /s/ John Fry                                                                                                                                                     March 29, 2001

  Signature                                                                                                                                                         Date

SEC 1474 (8-92)